
April 24, 2015

Via E-mail
Mr. Larry Hutchison
Executive Vice President and Chief Financial Officer
Torchmark Corporation
3700 South Stonebridge Drive
McKinney, TX 75070

Re: Torchmark Corporation
Form 10-K for the Fiscal Year December 31, 2014
Filed February 27, 2015
File No. 001-08052

Dear Mr. Hutchison:

    We have reviewed the above filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

    Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe that the comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your response to our comment.

    After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements
Note 1—Significant Accounting Policies
Fair Value Measurements, Investments in Securities, page 61

1. Refer to your disclosure of fixed maturity securities herein and in Note 4. Please provide us analyses under ASC 320-10-50-1B and ASC 820-10-50-2B supporting your presentation of fixed maturity securities by "major security types" and "classes." In this regard, please tell us why you did not disaggregate your corporate fixed maturity securities by business sector, similar to your presentation on page 40, at least for the major sectors such as financial, utilities, government and energy.

2. Your discussion on pages 61 and 62 indicates that over 99% of the fair value reported at December 31, 2014 was determined using data provided by third-party pricing services. The disclosure does not appear to indicate the valuation technique(s) used to arrive at fair value. Please provide us, for each "class" (see comment 1 above) of Level 2 fixed

maturity securities, the valuation technique(s) and inputs used in your fair value measurement. Refer to ASC 820-10-50-2bbb.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comment, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Senior Staff Accountants Jim Peklenk at (202) 551-3661 or Keira Nakada at (202) 551-3659 if you have questions regarding the comment. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

/s/ Jim B. Rosenberg

Jim B. Rosenberg
Senior Assistant Chief Accountant